# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Polar Power, Inc., CIK 0001622345
CUSIP: 73102V105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 249 E. GARDENA BOULEVARD, GARDENA, California (CA), 90248
Date of event which requires filing of this statement: 05/09/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001105907

## Reporting persons
- BARD ASSOCIATES INC: type of reporting person: investment adviser (IA); citizenship or place of organization: Illinois (IL); sole voting power 13,286; shared voting power 0; sole dispositive power 13,286; shared dispositive power 373,103; aggregate amount beneficially owned 386,389 (15.4% of the class)

## Item 1. Issuer
Name of issuer: Polar Power, Inc.
Address of issuer's principal executive offices: 249 E. GARDENA BOULEVARD, GARDENA, CALIFORNIA, 90248

## Item 2. Person Filing
Name of person filing: Bard Associates, Inc.
Address of principal business office or, if none, residence:
233 South Wacker Drive
Suite 4400
Chicago, IL 60606
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 386389
Percent of class: 15.4
Sole power to vote or to direct the vote: 13286
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 13286
Shared power to dispose or to direct the disposition: 373103

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BARD ASSOCIATES INC: Michael Demaray, President (08/11/2025)